Exhibit 99.1

NewAmsterdam Pharma Reports Full Year 2022 Financial Results and Provides Corporate Update

— Completed business combination with FLAC and closed concurrent, oversubscribed approximately $235 million PIPE, led by Frazier Healthcare Partners and Bain Capital Life Sciences, extending expected cash runway through 2026 —

— Announced positive topline results from ROSE2 Phase 2 clinical trial evaluating obicetrapib in combination with ezetimibe as an adjunct to high-intensity statin therapy; plan to present full data at NLA Scientific Sessions in June 2023 —

— Initiated Phase 2 dose-finding study evaluating obicetrapib in Japanese patients; expect to report topline results in 2H 2023 —

— Pivotal Phase 3 BROOKLN, BROADWAY and PREVAIL trials on-track —

Naarden, the Netherlands and Miami, USA; March 31, 2023 – NewAmsterdam Pharma Company N.V. (Nasdaq: NAMS or “NewAmsterdam” or the “Company”), a clinical-stage company focused on the research and development of transformative oral therapies for major cardiometabolic diseases, today announced its financial results for the full year ended December 31, 2022 and provided a corporate update.

“2022 was a transformative year for NewAmsterdam, and we are thrilled to have achieved significant corporate and clinical milestones that have propelled our company forward. From securing a major pharmaceutical partner to support potential commercialization efforts in Europe, to going public through a successful deSPAC and concurrent oversubscribed PIPE financing, we have fortified our position as a leader in the cardiometabolic space,” said Michael Davidson, M.D., Chief Executive Officer of NewAmsterdam. “Our positive topline data readout in the ROSE2 Phase 2 clinical trial, the initiation of a Phase 2 dose-finding study in Japanese patients, and the advancement of our three pivotal Phase 3 BROOKLYN, BROADWAY and PREVAIL trials underscore our commitment to developing innovative treatments for patients worldwide. With the capital we believe is needed to support our clinical operations through completion of these pivotal trials, we are confident in our ability to unlock the full potential of obicetrapib and deliver value to the millions of people in need of an effective and convenient LDL-C lowering therapy.”

Fourth Quarter and Recent Business Highlights:

Clinical Pipeline Updates

NewAmsterdam is developing obicetrapib, an oral, low-dose and once-daily CETP inhibitor, as the preferred low-density lipoprotein cholesterol (“LDL-C”) lowering therapy to be used as an adjunct to maximally tolerated statin therapy for high-risk cardiovascular disease patients. The Company is currently conducting three pivotal Phase 3 clinical trials of obicetrapib: BROOKLYN, evaluating the effect of obicetrapib on LDL-C levels in patients with heterozygous familial hypercholesterolemia (“HeFH”) as an adjunct to maximally tolerated lipid-lowering therapy; BROADWAY, evaluating the effect of obicetrapib on top of maximally tolerated lipid-lowering therapy in patients with established atherosclerotic cardiovascular disease (“ASCVD”); and PREVAIL, a cardiovascular outcomes trial in patients with a history of ASCVD with inadequately controlled LDL-C despite treatment with maximally tolerated lipid-modifying therapies.

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In January 2023, NewAmsterdam announced topline results from ROSE2, a Phase 2 clinical trial evaluating obicetrapib in combination with ezetimibe as an adjunct to high-intensity statin therapy. ROSE2 achieved its primary efficacy endpoint: patients treated with the combination of obicetrapib and ezetimibe achieved a median reduction in LDL-C of 59%, as compared to patients treated with placebo, who achieved a median reduction in LDL-C of 6% (p< 0.0001). Overall, the combination of obicetrapib and ezetimibe was observed to be well-tolerated, with a safety profile observed to be comparable to placebo.

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In October 2022, NewAmsterdam initiated a Phase 2 dose-finding study of obicetrapib as an adjunct to stable statin therapy in Japanese patients with dyslipidemia. The trial is expected to enroll 108 adult participants and is being conducted at hospitals and clinics across Japan.

Corporate Highlights

•	In February 2023, NewAmsterdam appointed John W. Smither to its Board of Directors. Mr. Smither also serves as chair of the Company’s Audit Committee.

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In November 2022, NewAmsterdam completed its going public business combination with Frazier Lifesciences Acquisition Corporation (“FLAC”), a special purpose acquisition company sponsored by an affiliate of Frazier Healthcare Partners. Proceeds from this transaction were approximately $328 million, prior to deducting transaction and other expenses, comprising approximately $93 million in funds from the former FLAC trust account and approximately $235 million from the concurrent, oversubscribed PIPE financing, which was co-led by Frazier Healthcare Partners and Bain Capital Life Sciences. After deducting transaction fees and other expenses, total proceeds from this transaction were approximately $306 million. Following the close of this transaction, James Topper, M.D., Ph.D., Managing Partner at Frazier Healthcare Partners and former Chairman of the Board of Directors and Chief Executive Officer of FLAC, and Nicholas Downing, M.D., Principal at Bain Capital Life Sciences, joined NewAmsterdam’s Board of Directors.

Upcoming Potential Milestones

NewAmsterdam expects to achieve the following upcoming milestones:

•	Present full data from the Phase 2 ROSE2 clinical trial testing the combination of obicetrapib and ezetimibe at the National Lipid Association (NLA) Scientific Sessions, June 1-4, 2023 in Atlanta, GA.

•	Select a formulation for Phase 3 fixed-dose combination of obicetrapib and ezetimibe in the second half of 2023.

•	Complete enrollment in the Phase 3 BROOKLYN obicetrapib monotherapy trial in mid-2023 and announce topline data in the second half of 2024.

•	Complete enrollment in the Phase 3 BROADWAY obicetrapib monotherapy trial in mid-2023 and announce topline data in the second half of 2024.

•	Announce topline results from the Phase 2 obicetrapib monotherapy dose-finding study in Japanese patients in the second half of 2023.

•	Complete enrollment in the Phase 3 PREVAIL obicetrapib monotherapy trial in the second half of 2023 and announce topline data in the second half of 2026.

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Announce topline data from Phase 2a Alzheimer’s biomarker study, intended to study whether CETP inhibition results in increased ApoA1 levels in cerebrospinal fluid of early mild cognitive impairment Alzheimer’s patients carrying at least one copy of the ApoE4 -carrying gene, in the second half of 2023.

Full Year 2022 Financial Results

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Cash Position: As of December 31, 2022, NewAmsterdam had cash of €439 million, compared to €53 million as of December 31, 2021. The increase in cash was primarily due to the receipt of Menarini’s upfront payment in July 2022, in addition to receipt of proceeds from NewAmsterdam’s business combination with FLAC and concurrent, oversubscribed PIPE financing in November 2022.

•	Revenue: NewAmsterdam recognized €98 million of revenue in 2022. This amount represents a portion of the €115M July 2022 upfront payment received from Menarini.

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Research and Development Expenses: Research and development expenses were €82 million for the full year 2022, compared to €25 million for the full year 2021. The increase in research and development expenses for the full year 2022 was primarily due to additional costs associated with the Company’s ongoing clinical trials to advance obicetrapib.

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Selling, General and Administrative Expenses: Selling, general and administrative expenses were €22 million for the full year 2022, compared to €5 million for the full year 2021. The increase in selling, general and administrative expenses for the full year 2022 was primarily due to additional personnel costs, legal and finance costs, and commission and transaction costs incurred related to the closing of the going public business combination and the execution of the Menarini license agreement.

•	Net Loss: Net loss was €78 million for the full year 2022, or €0.96 per share, compared to a net loss of €29 million, or €1.19 per share, for the same period in 2021.

Financial Guidance:

Based on its current operating and development plans, NewAmsterdam believes that its existing cash, cash equivalents and available-for-sale securities will fund operations through 2026, beyond the readout of its three ongoing Phase 3 trials, BROADWAY, BROOKLYN and PREVAIL.

About NewAmsterdam

NewAmsterdam Pharma (Nasdaq: NAMS) is a clinical-stage biopharmaceutical company whose mission is to improve patient care in populations with cardiometabolic diseases where currently approved therapies have not been sufficiently successful or well tolerated. NewAmsterdam is investigating obicetrapib, an oral, low-dose and once-daily CETP inhibitor, as the preferred LDL-C lowering therapy to be used as an adjunct to maximally-tolerated statin therapy for high-risk cardiovascular disease (“CVD”) patients. Results from NewAmsterdam Pharma’s ROSE Phase 2b trial (presented at AHA Scientific Sessions in 2021) included observations that patients receiving obicetrapib 10 mg experienced a median reduction in LDL-C of 51% versus baseline in patients on high-intensity statin therapy (vs. a 7% reduction in the placebo arm). In addition, topline results from NewAmsterdam Pharma’s ROSE2 trial evaluating the combination of 10 mg obicetrapib and 10 mg ezetimibe demonstrated a median reduction in LDL-C levels of 59% versus baseline in patients on high-intensity statin therapy (vs. a 6% reduction in the placebo arm). Based in the Netherlands, NewAmsterdam recently completed a business combination with FLAC, a special purpose acquisition company sponsored by an affiliate of Frazier Healthcare Partners. Proceeds from this transaction were approximately $328 million, prior to deducting transaction expenses. In June 2022, NewAmsterdam Pharma entered into an exclusive licensing agreement with the Menarini Group for the commercialization of obicetrapib in Europe, while retaining all rights to commercialize obicetrapib, if approved, in the rest of the world, as well as rights to develop certain forms of obicetrapib for other diseases such as Alzheimer’s disease. For more information, please visit: www.newamsterdampharma.com.

Forward-Looking Statements

Certain statements included in this document that are not historical facts are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the Company’s business and strategic plans, cash runway, the therapeutic and curative potential of the Company’s product candidate, the Company’s clinical trials and the timing for enrolling patients, the timing and forums for announcing data and the achievement and timing of regulatory approvals. These statements are based on various assumptions, whether or not identified in this document, and on the current expectations of the Company’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on as a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions. Many actual events and circumstances are beyond the control of the Company. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political, and legal conditions; risks relating to the uncertainty of the projected financial information with respect to the Company; risks related to the approval of the Company’s product candidate and the timing of expected regulatory and business milestones;

ability to negotiate definitive contractual arrangements with potential customers; the impact of competitive product candidates; ability to obtain sufficient supply of materials; the impact of COVID-19; global economic and political conditions, including the Russia-Ukraine conflict; the effects of competition on the Company’s future business; and those factors described in the Company’s public filings with the U.S. Securities and Exchange Commission. Additional risks related to the Company’s business include, but are not limited to: uncertainty regarding outcomes of the Company’s ongoing clinical trials, particularly as they relate to regulatory review and potential approval for its product candidate; risks associated with the Company’s efforts to commercialize a product candidate; the Company’s ability to negotiate and enter into definitive agreements on favorable terms, if at all; the impact of competing product candidates on the Company’s business; intellectual property related claims; the Company’s ability to attract and retain qualified personnel; ability to continue to source the raw materials for its product candidate. If any of these risks materialize or the Company’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that the Company does not presently know or that the Company currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect the Company’s expectations, plans, or forecasts of future events and views as of the date of this document and are qualified in their entirety by reference to the cautionary statements herein. The Company anticipates that subsequent events and developments may cause the Company’s assessments to change. These forward-looking statements should not be relied upon as representing the Company’s assessment as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements. Neither the Company nor any of its affiliates undertakes any obligation to update these forward-looking statements, except as may be required by law.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As at December 31,
	Note	2022	2021
(In thousands of Euro)
Assets
Non-current assets
Intangible assets	15	83,160	—
Property, plant and equipment	13	144	190
Loan receivable	14	—	718
Long term prepaid expenses	5	146	—

Total non-current assets		83,450	908

Current assets
Prepayments and other receivables	10	9,611	5,782
Cash	18	438,522	53,092

Total current assets		448,133	58,874

Total assets		531,583	59,782

Equity and liabilities
Equity
Share capital	19	599,191	83,876
Other reserves	20	4,691	591
Accumulated loss		(119,361)	(34,676)

Total equity		484,521	49,791

Non-current liabilities
Deferred revenue	5	4,492	—
Lease liability	22	56	111
Derivative earnout liability	17	7,053	—

Total non-current liabilities		11,601	111

Current liabilities
Trade and other payables	11	18,503	9,827
Deferred revenue	5	13,008	—
Lease liability	22	62	53
Derivative warrant liabilities	17	3,888	—

Total current liabilities		35,461	9,880

Total equity and liabilities		531,583	59,782

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND COMPREHENSIVE LOSS

		For the year ended December 31,
	Note	2022	2021	2020
(In thousands of Euro, except per share amounts)
Revenue	5	97,500	—	—

Research and development expenses	6	(82,230)	(25,032)	(4,045)
Selling, general and administrative expenses	7	(22,230)	(4,803)	(1,384)
Share listing expense	9	(60,600)	—	—

Total operating expenses		(165,060)	(29,835)	(5,429)

Operating loss		(67,560)	(29,835)	(5,429)

Finance income	14	11	9	—
Finance expense	22	(271)	(216)	(344)
Fair value change – earnout and warrants	17	(976)	—	—
Foreign exchange gains/(losses)	16	(9,256)	1,443	24

Loss before tax		(78,052)	(28,599)	(5,749)
Income tax expense	12	—	—	—

Loss for the year		(78,052)	(28,599)	(5,749)
Other comprehensive loss, net of tax		—	—	—

Total comprehensive loss for the year, net of tax		(78,052)	(28,599)	(5,749)

Net loss per share (in Euro)	21
Basic and diluted		€(0.96)	€(1.19)	€(0.54)

Media Contact

Spectrum Science on behalf of NewAmsterdam

Bryan Blatstein

P: 917-714-2609

bblatstein@spectrumscience.com

Investor Contact

Stern Investor Relations on behalf of NewAmsterdam

Hannah Deresiewicz

P: 1 212-362-1200

hannah.deresiewicz@sternir.com